UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Brown, Roger A.
   Harleysville Group Inc.
   355 Maple Avenue
   Harleysville, PA  19438
2. Issuer Name and Ticker or Trading Symbol
   Harleysville Group Inc.
   HGIC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Secretary & General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |10/9/9|M   | |520               |A  |$9.42      |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |10/9/9|M   | |1,560             |A  |$9.50      |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |10/9/9|F   | |1,390             |D  |$24.00     |3,859.2532*+       |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option Plan, Opt|$9.42   |10/9/|M   | |260        |D  |5/22/|5/22/|Common Stock|260    |0      |            |   |            |
ion Right-to-Buy      |        |97   |    | |           |   |92   |01   |            |       |       |            |   |            |
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Stock Option Plan, Opt|$9.42   |10/9/|M   | |260        |D  |5/22/|5/22/|Common Stock|260    |0      |            |   |            |
ion Right-to-Buy      |        |97   |    | |           |   |93   |01   |            |       |       |            |   |            |
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Stock Option Plan, Opt|$9.50   |10/9/|M   | |780        |D  |5/27/|5/27/|Common Stock|780    |0      |            |   |            |
ion Right-to-Buy      |        |97   |    | |           |   |93   |02   |            |       |       |            |   |            |
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Stock Option Plan, Opt|$9.50   |10/9/|M   | |780        |D  |5/27/|5/27/|Common Stock|780    |0      |31,298+     |D  |            |
ion Right-to-Buy      |        |97   |    | |           |   |94   |02   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
*Includes 261.5303 shares acquired 1/14/97 at $22.74 per share and 254.7411 shares acquired 7/14/97 at $25.61 per share under the Harleysville Group Inc. Employee Stock Purchase Plan and
8.4710 shares acquired 3/31/97 at
$32.375 per share; 7.2565 shares acquired 6/30/97 at $38.0375 per share; and
8.2447 shares acquired 9/30/97
at $43.975 per share under the Harleysville Group Inc. Dividend Reinvestment
Plan.
+Total reflects a 2 for 1 stock split on
10/6/97.
SIGNATURE OF REPORTING PERSON
/s/ Roger A. Brown
DATE
11/6/97